Operating Agreement

Hyperspace XR, LLC,
a Washington Limited Liability Company

THIS OPERATING AGREEMENT of Hyperspace XR, LLC (the "Company") is entered into as of the date set forth on the signature page of this Agreement by each of the Members listed on Exhibit A of this Agreement.

A.   The Members have formed the Company as a Washington limited liability company under the Washington Limited Liability Company Act. The purpose of the Company is to conduct any lawful business for which limited liability companies may be organized under the laws of the state of Washington. The Members hereby adopt and approve the certificate of formation of the Company filed with the Washington Secretary of State.

B.   The Members enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

ARTICLE 1: DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article 1 or elsewhere in this Agreement and if not so specified, have the meanings set forth in the Washington Limited Liability Company Act.

"Agreement" means this Operating Agreement of the Company, as may be amended from time to time.

"Capital Account" means, with respect to any Member, an account consisting of such Member's Capital Contribution, (1) increased by such Member's allocated share of income and gain, (2) decreased by such Member's share of losses and deductions, (3) decreased by any distributions made by the Company to such Member, and (4) otherwise adjusted as required in accordance with applicable tax laws.

"Capital Contribution" means, with respect to any Member, the total value of (1) cash and the fair market value of property other than cash and (2) services that are contributed and/or agreed to be contributed to the Company by such Member, as listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement.

"Exhibit" means a document attached to this Agreement labeled as "Exhibit A," "Exhibit B" and so forth, as such document may be amended, updated, or replaced from time to time according to the terms of this Agreement.

"Member" means each Person who acquires Membership Interest pursuant to this Agreement. The Members are listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement. Each Member has the rights and obligations specified in this Agreement.

"Membership Interest" means the entire ownership interest of a Member in the Company at any particular time, including the right to any and all benefits to which a Member may be entitled as provided in this Agreement and under the Washington Limited Liability Company Act, together with the obligations of the Member to comply with all of the terms and provisions of this Agreement. A Membership Interest may or may not contain voting rights, dependent on the terms of granting.

"Membership Voting Interest" means the pro rata voting interest associated with the Membership Interest and which carries Voting Rights.

"Ownership Interest" means the Percentage Interest or Units, as applicable, based on the manner in which relative ownership of the Company is divided.

"Percentage Interest" means the percentage of ownership in the Company that, with respect to each Member, entitles the Member to a Membership Interest and expressed in terms of percentage. The percentage set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement or any Agreement Granting Membership Interest and duly approved by the Company according to the provision of this Agreement, and according to any vesting schedule therein.

"Person" means an individual (natural person), partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

ARTICLE 2: CAPITAL CONTRIBUTIONS, ADDITIONAL MEMBERS, CAPITAL ACCOUNTS AND LIMITED LIABILITY

2.1   **Initial Capital Contributions.** The names of all Members and each of their respective addresses, initial Capital Contributions, and Ownership Interests must be set forth on Exhibit A. Each Member has made or agrees to make the initial Capital Contribution set forth in the document admitting the Member.

2.2   **Subsequent Capital Contributions.** Members are not obligated to make additional Capital Contributions unless unanimously agreed by all the Members. If subsequent Capital Contributions are unanimously agreed by all the Members in a consent in writing, the Members may make such additional Capital Contributions on a pro rata basis in accordance with each Member's respective Percentage Interest or as otherwise unanimously sly agreed by the Members.

2.3   **Additional Members.**

A.   Additional Persons may become Members of the Company and be issued additional Ownership Interests upon the written consent of fifty percent (50%) of the then-current Membership. Addition of a new Member may be made without regard to notice provisions and without notice to the remaining Membership by any individual Member holding greater than fifty percent (50%) Membership Interest.

B. Before a Person may be admitted as a Member of the Company, that Person must sign and deliver to the Company the documents and instruments, in the form and containing the information required by the Company, that the Members deem necessary or desirable. Membership Interests of new Members will be allocated according to the terms of this Agreement.

2.4 **Capital Accounts.** Individual Capital Accounts must be maintained for each Member, unless (a) there is only one Member of the Company and (b) the Company is exempt according to applicable tax laws. Capital Accounts must be maintained in accordance with all applicable tax laws.

2.5 **Interest.** No interest will be paid by the Company or otherwise on Capital Contributions or on the balance of a Member's Capital Account.

2.6 **Limited Liability; No Authority.** A Member will not be bound by, or be personally liable for, the expenses, liabilities, debts, contracts, or obligations of the Company, except as otherwise provided in this Agreement or as required by the Washington Limited Liability Company Act. Unless expressly provided in this Agreement, no Member, acting alone, has any authority to undertake or assume any obligation, debt, or responsibility, or otherwise act on behalf of, the Company or any other Member.

ARTICLE 3: ALLOCATIONS AND DISTRIBUTIONS

3.1 **Allocations.** Unless otherwise agreed to by the unanimous consent of the Members any income, gain, loss, deduction, or credit of the Company will be allocated for accounting and tax purposes on a pro rata basis in proportion to the respective Percentage Interest held by each Member and in compliance with applicable tax laws.

3.2 **Distributions.** The Company will have the right to make distributions of cash and property to the Members on a pro rata basis in proportion to the respective Percentage interest held by each Member. The timing and amount of distributions will be determined by the Members in accordance with the Washington Limited Liability Company Act.

3.3 **Limitations on Distributions.** The Company must not make a distribution to a Member if, after giving effect to the distribution:

A. The Company would be unable to pay its debts as they become due in the usual course of business; or

B. The fair value of the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of Members, if any, whose preferential rights are superior to those of the Members receiving the distribution.

ARTICLE 4: MANAGEMENT

4.1   **Management.**

A.   **Generally.** Subject to the terms of this Agreement and the Washington Limited Liability Company Act, the business and affairs of the Company will be managed by the Members.

B.   **Approval and Action.** Unless greater or other authorization is required pursuant to this Agreement or under the Washington Limited Liability Company Act for the Company to engage in an activity or transaction all activities or transactions must be approved by greater than fifty percent (50%) the Members, to constitute the act of the Company or serve to bind the Company. Any action taken by an individual Member who holds greater than 50% of the Membership Voting Interest may be made without regard to notice provisions and without notice to the remaining Membership by any individual Member holding greater than fifty percent (50%) of Membership Voting Interest. With such approval, the signature of any Members authorized to sign on behalf of the Company is sufficient to bind the Company with respect to the matter or matters so approved. Without such approval, no Members acting alone may bind the Company to any agreement with or obligation to any third party or represent or claim to have the ability to so bind the Company.

C.   **Certain Decisions Requiring Greater Authorization.** Notwithstanding clause B above, the following matters require two thirds approval of the Members in a consent in writing to constitute an act of the Company:

(i)   A material change in the purposes or the nature of the Company's business;

(ii)   The merger of the Company with any other entity or the sale of all or substantially all of the Company's assets; and

(iii)   The amendment of this Agreement.

4.2   **Officers.** The Members are authorized to appoint one or more officers from time to time. The officers will have the titles, the authority, exercise the powers, and perform the duties that the Members determine from time to time. Each officer will continue to perform and hold office until such time as (a) the officer's successor is chosen and appointed by the Members; or (b) the officer is dismissed or terminated by the Members, which termination will be subject to applicable law and, if an effective employment agreement exists between the officer and the Company, the employment agreement. Subject to applicable law and the employment agreement (if any), each officer will serve at the direction of Members, and may be terminated, at any time and for any reason, by the Members.

ARTICLE 5: ACCOUNTS AND ACCOUNTING

5.1   **Accounts.** The Company must maintain complete accounting records of the Company's business, including a full and accurate record of each Company transaction. The records must be kept at the Company's principal executive office and must be open to inspection and copying by Members during normal business hours upon reasonable notice by the Members wishing to inspect or copy the records or their authorized representatives, for purposes reasonably related to the Membership Interest of such Members. The costs of inspection and copying will be borne by the respective Member.

5.2   **Records.** The Members will keep or cause the Company to keep the following business records.

(i)   An up to date list of the Members, each of their respective full legal names, last known business or residence address, Capital Contributions, the amount and terms of any agreed upon future Capital Contributions, and Ownership Interests, and Voting Interests;

(ii)   A copy of the Company's federal, state, and local tax information and income tax returns and reports, if any, for the six most recent taxable years;

(iii)   A copy of the certificate of formation of the Company, as may be amended from time to time ("Certificate of Formation"); and

(iv)   All original signed copy, which may include counterpart signatures, of this Agreement, and any amendments to this Agreement, signed by all then-current Members.

5.3   **Income Tax Returns.** Within forty-five (45) days after the end of each taxable year, the Company will use its best efforts to send each of the Members all information necessary for the Members to complete their federal and state tax information, returns, and reports and a copy of the Company's federal, state, and local tax information or income tax returns and reports for such year.

5.4   **Subchapter S Election.** The Company may, upon unanimous consent of the Members, elect to be treated for income tax purposes as an S Corporation. This designation may be changed as permitted under the Internal Revenue Code Section 1362(d) and applicable Regulations.

5.5   **Tax Matters Member.** Anytime the Company is required to designate or select a tax matters partner pursuant to Section 6231(a)(7) of the Internal Revenue Code and any regulations issued by the Internal Revenue Service, the Members must designate one of the Members as the tax matters partner of the Company and keep such designation in effect at all times.

5.6 **Banking.** All funds of the Company must be deposited in one or more bank accounts in the name of the Company with one or more recognized financial institutions. The Members are authorized to establish such accounts and complete, sign, and deliver any banking resolutions reasonably required by the respective financial institutions in order to establish an account.

ARTICLE 6: MEMBERSHIP - VOTING AND MEETINGS

6.1 **Members and Voting Rights.** All Members granted voting rights have the right and power to vote on all matters with respect to which the Certificate of Formation, this Agreement, or the Washington Limited Liability Company Act requires or permits, except for those matters which require a majority vote, and which an individual Member who holds greater than fifty percent (50%) of the Membership Voting Interest takes action. Such actions may be made without regard to notice provisions and without notice to the remaining Membership by any individual Member holding greater than fifty percent (50%) of Membership Voting Interest. Written notice of any such action taken shall be provided as soon as practicable to all other Members. Unless otherwise stated in this Agreement (for example, in Section 4.l(c)) or required under the Washington Limited Liability Company Act, the vote of the Members holding voting rights and holding at least a majority of the Voting Interest of the Company is required to approve or carry out an action. Voting Membership rights, including loss of voting rights after employment, where validly adopted by the Company pursuant to a grant of Membership Interests, may be revoked or altered according to such agreement. No vote may be cast via proxy unless the Proxy is also a Member with voting rights.

6.2 **Meetings of Members.** Annual, regular, or special meetings of the Members are not required but may be held at such time and place as the Members deem necessary or desirable for the reasonable management of the Company. A written notice Setting forth the date, time, and location of a meeting must be sent within a reasonable period of time before the date of the meeting to each Member entitled to vote at the meeting. A Member may waive notice of a meeting by sending a signed waiver to the Company's principal executive office or as otherwise provided in the Washington Limited Liability Company Act. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the Washington Limited Liability Company Act, including by conference call or similar communications equipment. Any action that could be taken at a meeting may be approved by a consent in writing that describes the action to be taken and is signed by Members holding the minimum Voting Interest required to approve the action. If any action is taken without a meeting and without unanimous written consent of the Members, notice of such action must be sent to each Member that did not consent to the action.

ARTICLE 7: WITHDRAWAL AND TRANSFERS OF MEMBERSHIP INTERESTS

7.1 **Withdrawal.** Members may withdraw from the Company prior to the dissolution and winding up of the Company (a) by transferring or assigning all of their respective Membership Interests pursuant to Section 7.2 below, or (b) if two thirds of the

then-remaining Membership Interest, excluding the percentage of the withdrawing party, agrees. Subject to the provisions of Article 3; a Member that withdraws pursuant to this Section 7.1 will be entitled to a distribution from the Company in an amount equal to such Member's Capital Account. Such distributions may be made over a two-year period.

7.2 **Restrictions on Transfer; Admission of Transferee.** A Member may not transfer Membership Interests to any other Person without first allowing the Company first right of refusal on Membership Interest. If the company so decides not to purchase the Membership Interest the Member may transfer the Membership Interest and not within 120 days of the vested date. Addition of a new Member may be made without regard to notice provisions and without notice to the remaining Membership by any individual Member holding greater than fifty percent (50%) Membership Interest. Written notice of any such action taken shall be provided as soon as practicable to all other Members. A Person that acquires Membership Interests in accordance with this Section 7.2 will be admitted as a Member of the Company only after the requirements of Section 2.3(b) are complied with in full. Any grant of a vesting Membership Interest shall be done in accord with the requirements for admission of a Member. Any vesting Membership Interest granted by the then-current membership shall automatically vest according to the terms of the motion and shall reduce the then-current member share of each member in accord with the terms of the resolution (i.e. – reduction of one member's share, reduction of all shares pro rata, or some other calculation set forth in the motion). Any unvested interest in a vesting Membership Interest shall count towards the Membership Interest of the originating source of the interest (i.e. – one member's share, all shares pro rata, or some such other calculation). Such vesting agreements shall set forth (a) the date of granting; (b) the membership interest granted in totum; (c) voting rights granted with the membership interest; (d) the vesting schedule of the option; (e) the total value of the consideration given for the option; (f) the expiration date of the vesting schedule, if not already evident within the agreement; and (g) any restrictions or limitations on the option, including transfer restrictions or accelerations of vesting. Any restrictions on vesting, transferability, right of first refusal, or buy-back provisions within any such vesting agreement shall be incorporated herein as if set forth separately, and applicable to that Member's Membership Share.

7.3 **Allocation of Profits to New Members.** Additional Members shall not be entitled to any retroactive allocation of the Company's income, gains, losses, deductions, credits, or other items, provided that, subject to the restrictions of 26 U.S.C. § 706(d) of the Code, Additional Members shall be entitled to their respective share of the Company's income, gains, losses, deductions, credits, and other items arising under contracts entered into before the effective date of the admission of any Additional Members to the extent that such income, gains, losses, deductions, credits, and other items arise after such effective date. To the extent consistent with 26 U.S.C. § 706(d) of the Code and Treasury Regulations promulgated under that Section, the Company's books may be closed at the time Additional Members are admitted (as though the Company's tax year had ended) or the Company may credit to the Additional Members pro rata allocations of the Company's income, gains, losses, deductions, credits, and items for that portion of the Company's Fiscal Year after the effective date of the admission of the Additional Members.

ARTICLE 8: DISSOLUTION

8.1 **Dissolution.** The Company will be dissolved upon the first to occur of the following events:

(i) The unanimous agreement of all Members in a consent in writing to dissolve the Company;

(ii) Entry of a decree of judicial dissolution under Washington Limited Liability Company Act;

(iii) At any time that there are no Members, unless and provided that the Company is not otherwise required to be dissolved and wound up, within 90 days after the occurrence of the event that terminated the continued membership of the last remaining Member, the legal representative of the last remaining Member, agrees in writing to continue the Company and (i) to become a Member; or (ii) to the extent that the last remaining Member assigned its interest in the Company, to cause the Member's assignee to become a Member of the Company, effective as of the occurrence of the event that terminated the continued membership of the last remaining Member;

(iv) The sale or transfer of all or substantially all of the Company's assets;

(v) A merger or consolidation of the Company with one or more entities in which the Company is not the surviving entity.

8.2 **No Automatic Dissolution Upon Certain Events.** Unless otherwise set forth in this Agreement or required by applicable law, the death, incapacity, disassociation, bankruptcy, or withdrawal of a Member will not automatically cause a dissolution of the Company. Any such event shall trigger the withdrawal provisions of paragraph 7.1 of this Operating Agreement.

ARTICLE 9: INDEMNIFICATION

9.1 **Indemnification.** The Company has the power to defend, indemnify, and hold harmless any Person who was or is a party, or who is threatened to be made a party, to any Proceeding (as that term is defined below) by reason of the fact that such Person was or is a Member, officer, employee, representative, or other agent of the Company, or was or is serving at the request of the Company as a director, Governor, officer, employee, representative or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise (each such Person is referred to as a "Company Agent"), against Expenses (as that term is defined below), judgments, fines, settlements, and other amounts (collectively, "Damages") to the maximum extent now or hereafter permitted under Washington law. "Proceeding," as used in this Article 9, means any threatened, pending, or completed action, proceeding, individual claim or matter within a proceeding, whether civil, criminal, administrative, or investigative. "Expenses" as used in this Article 9, includes, without limitation, court costs, reasonable attorney and expert fees, and any expenses incurred relating to establishing a right to indemnification, if any, under this Article 9.

9.2 **Mandatory.** The Company must defend, indemnify and hold harmless a Company Agent in connection with a Proceeding in which such Company Agent is involved if, and to the extent, Washington law requires that a limited liability company indemnify a Company Agent in connection with a Proceeding.

9.3 **Expenses Paid by the Company Prior to Final Disposition.** Expenses of each Company Agent indemnified or held harmless under this Agreement that are actually and reasonably incurred in connection with the defense or settlement of a Proceeding may be paid by the Company in advance of the final disposition of a Proceeding if authorized by a vote of the Members that are not seeking indemnification holding a majority of the Voting Interests (excluding the Voting Interest of the Company Agent seeking indemnification). Before the Company makes any such payment of Expenses, the Company Agent seeking indemnification must deliver a written undertaking to the Company stating that such Company Agent will repay the applicable Expenses to the Company unless it is ultimately determined that the Company Agent is entitled or required to be indemnified and held harmless by the Company (as set forth in Sections 9.1 or 9.2 above or as otherwise required by applicable law).

ARTICLE 10: GENERAL PROVISIONS

10.1 **Notice.** (a) Any notices (including requests, demands, or other communications) to be sent by one party to another party in connection with this Agreement must be in writing and delivered personally, by reputable overnight courier, or by certified mail (or equivalent service offered by the postal service from time to time) to the following addresses or as otherwise notified in accordance with this Section: (i) if to the Company, notices must be sent to the Company's principal executive office and (ii) if to a Member, notices must be sent to the Member's last known address for notice on record. (b) Any party to this Agreement may change its notice address by sending written notice of such change to the Company in the manner specified above. Notice will be deemed to have been duly given as follows: (i) upon delivery, if delivered personally or by reputable overnight carrier or (ii) five days after the date of posting if sent by certified mail. For actions which require majority interest, and for which an individual Member holds greater than fifty percent (50%) interest in the Company, actions may be taken unilaterally without notice, provided that notice of any such action is provided as soon as practicable via written notice.

10.2 **Entire Agreement; Amendment.** This Agreement along with the Certificate of Formation (together, the "Organizational Documents"), constitute the entire agreement among the Members and replace and supersede all prior written and oral understandings and agreements with respect to the subject matter of this Agreement, except as otherwise required by the Washington Limited Liability Company Act. There are no representations, agreements, arrangements, or undertakings, oral or written, between or among the Members relating to the subject matter of this Agreement that are not fully expressed in the Organizational Documents. This Agreement may not be modified or amended in any respect, except in a writing signed by all of the Members, except as otherwise required or permitted by the Washington Limited Liability Company Act.

10.3 **Governing Law; Severability.** This Agreement will be construed and enforced in accordance with the laws of the state of Washington. If any provision of this Agreement is held to be unenforceable by a court of competent jurisdiction for any reason whatsoever, (i) the validity, legality, and enforceability of the remaining provisions of this Agreement (including without limitation, all portions of any provisions containing any such unenforceable provision that are not themselves unenforceable) will not in any way be affected or impaired thereby, and (ii) to the fullest extent possible, the unenforceable provision will be deemed modified and replaced by a provision that approximates the intent and economic effect of the unenforceable provision and the Agreement will be deemed amended accordingly.

10.4 **Further Action.** Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

10.5 **No Third Party Beneficiary.** This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other Person or entity will have or acquire any right by virtue of this Agreement. This Agreement will be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

10.6 **Incorporation by Reference.** The recitals and each appendix, exhibit schedule, and other document attached to or referred to in this Agreement are hereby incorporated into this Agreement by reference.

10.7 **Counterparts.** This Agreement may be executed in any number of counterparts with the same effect as if all of the Members signed the same copy. All counterparts will be construed together and will constitute one agreement. Acknowledgement of Membership Interest within an Agreement adopted by the Company granting a Membership Interest, including those Interests subject to vesting, shall operate as a counterpart to this Agreement.

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Operating Agreement and do each hereby represent and warrant that their respective signatory, whose signature appears below, has been and is, on the date of the date of this Agreement, duly authorized to execute this Agreement.

[SIGNATURE PAGE TO FOLLOW]

DATED this _____ day of _____, 2016.

_____

Signature of Jeffrey Ludwyck

EXHIBIT A
MEMBERS

The Members of the Company and their respective addresses, Capital Contributions, and Ownership Interests are set forth below. The Members agree to keep this Exhibit A current and updated in accordance with the terms of this Agreement, including, but not limited to, Sections 2.2, 2.3, 2.4, 7.1, 7.2, and 10.1.

Member	Vested Percentage Interest	Unvested Percentage Interest	Voting Rights
Jeffery Ludwyck 550 Mount Logan Drive Southwest Issaquah, WA 98027	87%	0%	Yes
Nathaniel Gardner	0%	5%	Yes
Michael Anderson	0%	5%	Yes
Marisa Erven	0%	3%	Yes

UNITED STATES OF AMERICA

The State of Washington

Secretary of State

I, Kim Wyman, Secretary of State of the State of Washington and custodian of its seal, hereby issue this certificate that according to records on file in this office,

Amended Certificate of Formation to

IMMERSION THEATERS, LLC

a WA limited liability company, whereby the limited liability company name is changed to

HYPERSPACE XR, LLC

was received and filed by this office on February 7, 2017.

Date: March 30, 2018



Given under my hand and the Seal of the State of Washington at Olympia, the State Capital



Kim Wyman

Kim Wyman, Secretary of State

HYPERSPACE, LLC,
a Washington Limited Liability Company

RESOLUTION

The undersigned, being the sole member of Hyperspace XR, LLC, hereby adopts the following resolutions, made the 1st day of July 2016, and memorialized herein.

It is hereby resolved Hyperspace XR, LLC shall adopt a revised operating Agreement, pursuant to revisions authored by the Company's counsel. Sole Member Jeff Ludwyck shall execute the Agreement.

It is further resolved the Company shall extend Membership to three (3) persons,Nathaniel Gardner, Michael Anderson, and Marisa Erven, pursuant to adoption of a Vesting Membership Agreement, on the following terms:

> Nathaniel Gardner shall be offered a five percent (5%) Membership Interest, taken from the Membership Interest of Jeff Ludwyck, with voting rights, to vest Twenty-Five Percent (25%) of at the end of the first year following such issuance, with the remaining Seventy-Five Percent (75%) of the granted Membership Interest vesting at the rate of Six and One Quarter Percent (6.25%) of the granted Membership Interest every three months on the same day of the month of the Vesting Commencement Date, subject to Employee continuing in employment with Hyperspace XR, LLC, and on such other terms as required by the Company.

> Michael Anderson_shall be offered a five percent (5%) Membership Interest, taken from the Membership Interest of Jeff Ludwyck, with voting rights, to vest Twenty-Five Percent (25%) of at the end of the first year following such issuance, with the remaining Seventy-Five Percent (75%) of the granted Membership Interest vesting at the rate of Six and One Quarter Percent (6.25%) of the granted Membership Interest every three months on the same day of the month of the Vesting Commencement Date, subject to Employee continuing in employment with Hyperspace XR, LLC, and on such other terms as required by the Company.

> Marisa Erven_shall be offered a three and one-half percent (3.5%) Membership Interest, taken from the Membership Interest of Jeff Ludwyck, with voting rights, to vest Twenty-Five Percent (25%) of at the end of the first year following such issuance, with the remaining Seventy-Five Percent (75%) of the granted Membership Interest vesting at the rate of Six

and One Quarter Percent (6.25%) of the granted Membership Interest every three months on the same day of the month of the Vesting Commencement Date, subject to Employee continuing in employment with Hyperspace XR, LLC, and on such other terms as required by the Company.

The consideration for their admission shall be their promise to perform work in furtherance of Hyperspace XR, LLC.
SO RATIFIED and ADOPTED this 1st day of July, 2016.

_____
Jeff Ludwyck
Sole Member
Hyperspace XR, LLC

FIRST AMENDMENT TO OPERATING AGREEMENT OF HYPERSPACE XR, LLC

This First Amendment to Operating Agreement is entered into on the 1st day of July 2016 by and among Jeff Ludwyck (collectively the "**Members**").

RECITALS

WHEREAS, pursuant to Operating Agreement of Hyperspace XR, LLC (the "**Company**") filed with the State of Washington on June 17, 2016, the Company was formed; and

WHEREAS, the Members entered into an Operating Agreement with regard to the Company dated July 1, 2016 (the "**Agreement**"); and

WHEREAS, capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Agreement.

NOW THEREFORE, for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

A. The Members of the Company and their respective Ownership Interests are set forth below. The Members agree to keep Schedule A of the Operating Agreement current and updated via these Amendments to the Operating Agreement in accordance with the terms of The Operating Agreement, including, but not limited to, Sections 2.2, 2.3, 2.4, 7.1, 7.2, and 10.1.

B. Schedule of Members on following page.

[Remainder of this page has been intentionally left blank. Schedule of Members and Signature page follows.]

Member	Vested Percentage Interest	Unvested Percentage Interest	Voting Rights
Jeffrey Ludwyck	100%	0%	Yes
Nathaniel Gardner	0%	5%	Yes
Michael Anderson	0%	5%	Yes
Marisa Erven	0%	3.5%	Yes

C.   All other terms and conditions of the Agreement shall remain in full force and
effect.

[Remainder of this page has been intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment to the Operating Agreement as of the date first above written.

MEMBERS:

[signature]

Jeff Ludwyck

Sole Member

Hyperspace XR, LLC

HYPERSPACE, LLC,
a Washington Limited Liability Company

RESOLUTION

The undersigned, being the sole member of Hyperspace XR, LLC, hereby adopts the following resolutions, made the 23rd day of October 2017, and memorialized herein.

It is hereby resolved Hyperspace XR, LLC shall adopt a revised operating Agreement, pursuant to revisions authored by the Company's counsel. Sole Member Jeff Ludwyck shall execute the Agreement.

It is further resolved the Company shall extend Membership to one (1) person, Loren Brown, pursuant to adoption of a Vesting Membership Agreement, on the following terms:

> Loren Brown shall be offered a one-half of one percent (0.5%) Membership Interest, taken from the Membership Interest of Jeff Ludwyck, without voting rights, to fully vest at time of grant subject to other terms as required by the Company.

The consideration for their admission shall be their promise to perform work in furtherance of Hyperspace XR, LLC.
SO RATIFIED and ADOPTED this 23rd day of October 2017.

Jeff Ludwyck
Sole Member
Hyperspace XR, LLC

SECOND AMENDMENT TO OPERATING AGREEMENT OF HYPERSPACE XR, LLC

This Second Amendment to Operating Agreement is entered into on the 23rd day of October 2017 by and among Jeff Ludwyck (collectively the "**Members**").

RECITALS

WHEREAS, pursuant to Operating Agreement of Hyperspace XR, LLC (the "**Company**") filed with the State of Washington on June 17, 2016, the Company was formed; and

WHEREAS, the Members entered into an Operating Agreement with regard to the Company dated July 1, 2016 (the "**Agreement**"); and

WHEREAS, capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Agreement.

NOW THEREFORE, for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

A. The Members of the Company and their respective Ownership Interests are set forth below. The Members agree to keep Schedule A of the Operating Agreement current and updated via these Amendments to the Operating Agreement in accordance with the terms of The Operating Agreement, including, but not limited to, Sections 2.2, 2.3, 2.4, 7.1, 7.2, and 10.1.

B. Schedule of Members on following page.

[Remainder of this page has been intentionally left blank. Schedule of Members and Signature page follows.]

Member	Vested Percentage Interest	Unvested Percentage Interest	Voting Rights
Jeffrey Ludwyck	95.29%	0%	Yes
Nathaniel Gardner	1.56%	3.44%	Yes
Michael Anderson	1.56%	3.44%	Yes
Marisa Erven	1.09%	2.41%	Yes
Loren Brown	0.5%	0%	No

C.   All other terms and conditions of the Agreement shall remain in full force and

effect.

[Remainder of this page has been intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Second Amendment to the Operating Agreement as of the date first above written.

MEMBERS:

____

Jeff Ludwyck

Sole Member

Hyperspace XR, LLC

HYPERSPACE, LLC,
a Washington Limited Liability Company

RESOLUTION

The undersigned, being the sole member of Hyperspace XR, LLC, hereby adopts the following resolutions, made the 1st day of November 2017, and memorialized herein.

It is hereby resolved Hyperspace XR, LLC shall adopt a revised operating Agreement, pursuant to revisions authored by the Company's counsel. Sole Member Jeff Ludwyck shall execute the Agreement.

It is further resolved the Company shall extend Membership to one (1) person, Cierra Shawe, pursuant to adoption of a Vesting Membership Agreement, on the following terms:

Cierra Shawe shall be offered a one-half of one percent (0.5%) Membership Interest, taken from the Membership Interest of Jeff Ludwyck, without voting rights, to fully vest at time of grant subject to other terms as required by the Company.

The consideration for their admission shall be their promise to perform work in furtherance of Hyperspace XR, LLC.
SO RATIFIED and ADOPTED this 1st day of November 2017.

_____

Jeff Ludwyck
Sole Member
Hyperspace XR, LLC

THIRD AMENDMENT TO OPERATING AGREEMENT OF HYPERSPACE XR, LLC

This Third Amendment to Operating Agreement is entered into on the 1st day of November 2017 by and among Jeff Ludwyck (collectively the "**Members**").

RECITALS

WHEREAS, pursuant to Operating Agreement of Hyperspace XR, LLC (the "**Company**") filed with the State of Washington on June 17, 2016, the Company was formed; and

WHEREAS, the Members entered into an Operating Agreement with regard to the Company dated July 1, 2016 (the "**Agreement**"); and

WHEREAS, capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Agreement.

NOW THEREFORE, for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

A.   The Members of the Company and their respective Ownership Interests are set forth below. The Members agree to keep Schedule A of the Operating Agreement current and updated via these Amendments to the Operating Agreement in accordance with the terms of The Operating Agreement, including, but not limited to, Sections 2.2, 2.3, 2.4, 7.1, 7.2, and 10.1.

B.   Schedule of Members on following page.

[Remainder of this page has been intentionally left blank. Schedule of Members and Signature page follows.]

Member	Vested Percentage Interest	Unvested Percentage Interest	Voting Rights
Jeffrey Ludwyck	94.49%	0%	Yes
Nathaniel Gardner	1.67%	3.33%	Yes
Michael Anderson	1.67%	3.33%	Yes
Marisa Erven	1.17%	2.33%	Yes
Loren Brown	0.5%	0%	No
Cierra Shawe	0.5%	0%	No

C.   All other terms and conditions of the Agreement shall remain in full force and effect.

[Remainder of this page has been intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Third Amendment to the Operating Agreement as of the date first above written.

MEMBERS:

Jeff Ludwyck

Sole Member

Hyperspace XR, LLC

HYPERSPACE, LLC,
a Washington Limited Liability Company

RESOLUTION

The undersigned, being the sole member of Hyperspace XR, LLC, hereby adopts the following resolutions, made the 18th day of January 2018, and memorialized herein.

It is hereby resolved Hyperspace XR, LLC shall adopt a revised operating Agreement, pursuant to revisions authored by the Company's counsel. Sole Member Jeff Ludwyck shall execute the Agreement.

It is further resolved the Company shall extend Membership to one (1) person, Jeff Baker, pursuant to adoption of a Vesting Membership Agreement, on the following terms:

Jeff Baker shall be offered a one and one-half percent (1.5%) Membership Interest, taken from the Membership Interest of Jeff Ludwyck, without voting rights, to fully vest at time of grant subject to other terms as required by the Company.

The consideration for their admission shall be their promise to perform work in furtherance of Hyperspace XR, LLC.
SO RATIFIED and ADOPTED this 18th day of January 2018.

_____
Jeff Ludwyck
Sole Member
Hyperspace XR, LLC

FOURTH AMENDMENT TO OPERATING AGREEMENT OF HYPERSPACE XR, LLC

This Fourth Amendment to Operating Agreement is entered into on the 18th day of January 2018 by and among Jeff Ludwyck (collectively the "**Members**").

RECITALS

WHEREAS, pursuant to Operating Agreement of Hyperspace XR, LLC (the "**Company**") filed with the State of Washington on June 17, 2016, the Company was formed; and

WHEREAS, the Members entered into an Operating Agreement with regard to the Company dated July 1, 2016 (the "**Agreement**"); and

WHEREAS, capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Agreement.

NOW THEREFORE, for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

A. The Members of the Company and their respective Ownership Interests are set forth below. The Members agree to keep Schedule A of the Operating Agreement current and updated via these Amendments to the Operating Agreement in accordance with the terms of The Operating Agreement, including, but not limited to, Sections 2.2, 2.3, 2.4, 7.1, 7.2, and 10.1.

B. Schedule of Members on following page.

[Remainder of this page has been intentionally left blank. Schedule of Members and Signature page follows.]

Member	Vested Percentage Interest	Unvested Percentage Interest	Voting Rights
Jeffrey Ludwyck	92.43%	0%	Yes
Nathaniel Gardner	1.88%	3.12%	Yes
Michael Anderson	1.88%	3.12%	Yes
Marisa Erven	1.31%	2.19%	Yes
Loren Brown	0.5%	0%	No
Cierra Shawe	0.5%	0%	No
Jeff Baker	1.5%	0%	Yes

C.   All other terms and conditions of the Agreement shall remain in full force and effect.

[Remainder of this page has been intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Fourth Amendment to the Operating Agreement as of the date first above written.

MEMBERS:

(signature)

_____

Jeff Ludwyck

Sole Member

Hyperspace XR, LLC

HYPERSPACE, LLC,
a Washington Limited Liability Company

RESOLUTION

The undersigned, being the sole member of Hyperspace XR, LLC, hereby adopts the following resolutions, made the 22nd day of January 2018, and memorialized herein.

It is hereby resolved Hyperspace XR, LLC shall adopt a revised operating Agreement, pursuant to revisions authored by the Company's counsel. Sole Member Jeff Ludwyck shall execute the Agreement.

It is further resolved the Company shall extend Membership to one (1) person, Nicholas Ulring, pursuant to adoption of a Vesting Membership Agreement, on the following terms:

> Nicholas Ulring shall be offered a one percent (1%) Membership Interest, taken from the Membership Interest of Jeff Ludwyck, with voting rights, to vest Twenty-Five Percent (25%) of at the end of the first year following such issuance, with the remaining Seventy-Five Percent (75%) of the granted Membership Interest vesting at the rate of Six and One Quarter Percent (6.25%) of the granted Membership Interest every three months on the same day of the month of the Vesting Commencement Date, subject to Employee continuing in employment with Hyperspace XR, LLC, and on such other terms as required by the Company.

The consideration for their admission shall be their promise to perform work in furtherance of Hyperspace XR, LLC.
SO RATIFIED and ADOPTED this 22nd day of January 2018.

_____
Jeff Ludwyck
Sole Member
Hyperspace XR, LLC

FIFTH AMENDMENT TO OPERATING AGREEMENT OF HYPERSPACE XR, LLC

This Fifth Amendment to Operating Agreement is entered into on the 22nd day of January 2018 by and among Jeff Ludwyck (collectively the "**Members**").

RECITALS

WHEREAS, pursuant to Operating Agreement of Hyperspace XR, LLC (the "**Company**") filed with the State of Washington on June 17, 2016, the Company was formed; and

WHEREAS, the Members entered into an Operating Agreement with regard to the Company dated July 1, 2016 (the "**Agreement**"); and

WHEREAS, capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Agreement.

NOW THEREFORE, for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

A. The Members of the Company and their respective Ownership Interests are set forth below. The Members agree to keep Schedule A of the Operating Agreement current and updated via these Amendments to the Operating Agreement in accordance with the terms of The Operating Agreement, including, but not limited to, Sections 2.2, 2.3, 2.4, 7.1, 7.2, and 10.1.

B. Schedule of Members on following page.

[Remainder of this page has been intentionally left blank. Schedule of Members and Signature page follows.]

Member	Vested Percentage Interest	Unvested Percentage Interest	Voting Rights
Jeffrey Ludwyck	92.43%	0%	Yes
Nathaniel Gardner	1.88%	0.83%	Yes
Michael Anderson	1.88%	0.83%	Yes
Marisa Erven	1.31%	0.58%	Yes
Loren Brown	0.5%	0%	No
Cierra Shawe	0.5%	0%	No
Jeff Baker	1.5%	0%	Yes
Nicholas Ulring	0%	1.0%	No

C. All other terms and conditions of the Agreement shall remain in full force and

effect.

[Remainder of this page has been intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Fifth Amendment to the Operating Agreement as of the date first above written.

MEMBERS:

(signature)

_____

Jeff Ludwyck

Sole Member

Hyperspace XR, LLC

HYPERSPACE, LLC,
a Washington Limited Liability Company

RESOLUTION

The undersigned, being the sole member of Hyperspace XR, LLC, hereby adopts the following resolutions, made the 23rd day of May 2018, and memorialized herein.

It is hereby resolved Hyperspace XR, LLC shall adopt a revised operating Agreement, pursuant to revisions authored by the Company's counsel. Sole Member Jeff Ludwyck shall execute the Agreement.

It is further resolved the Company shall extend Membership to one (1) person, Ed Fries, pursuant to adoption of a Vesting Membership Agreement, on the following terms:

> Ed Fries shall be offered a one-half of one percent (0.5%) Membership Interest, taken from the Membership Interest of Jeff Ludwyck, with voting rights, to vest Twenty-Five Percent (25%) of at the end of the first year following such issuance, with the remaining Seventy-Five Percent (75%) of the granted Membership Interest vesting at the rate of Six and One Quarter Percent (6.25%) of the granted Membership Interest every three months on the same day of the month of the Vesting Commencement Date, subject to Employee continuing in employment with Hyperspace XR, LLC, and on such other terms as required by the Company.

The consideration for their admission shall be their promise to perform work in furtherance of Hyperspace XR, LLC.
SO RATIFIED and ADOPTED this 23rd day of May 2018.

Jeff Ludwyck
Sole Member
Hyperspace XR, LLC

SIXTH AMENDMENT TO OPERATING AGREEMENT OF HYPERSPACE XR, LLC

This Sixth Amendment to Operating Agreement is entered into on the 23rd day of May 2018 by and among Jeff Ludwyck (collectively the "**Members**").

RECITALS

WHEREAS, pursuant to Operating Agreement of Hyperspace XR, LLC (the "**Company**") filed with the State of Washington on June 17, 2016, the Company was formed; and

WHEREAS, the Members entered into an Operating Agreement with regard to the Company dated July 1, 2016 (the "**Agreement**"); and

WHEREAS, capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Agreement.

NOW THEREFORE, for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

A. The Members of the Company and their respective Ownership Interests are set forth below. The Members agree to keep Schedule A of the Operating Agreement current and updated via these Amendments to the Operating Agreement in accordance with the terms of The Operating Agreement, including, but not limited to, Sections 2.2, 2.3, 2.4, 7.1, 7.2, and 10.1.

B. Schedule of Members on following page.

[Remainder of this page has been intentionally left blank. Schedule of Members and Signature page follows.]

Member	Vested Percentage Interest	Unvested Percentage Interest	Voting Rights
Jeffrey Ludwyck	91.32%	0%	Yes
Nathaniel Gardner	2.29%	2.71%	Yes
Michael Anderson	2.29%	2.71%	Yes
Marisa Erven	1.60%	1.9%	Yes
Loren Brown	0.5%	0%	No
Cierra Shawe	0.5%	0%	No
Jeff Baker	1.5%	0%	Yes
Nicholas Ulring	0%	1.0%	No
Ed Fries	0%	0.5%	No

C.   All other terms and conditions of the Agreement shall remain in full force and effect.

[Remainder of this page has been intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Sixth Amendment to the Operating Agreement as of the date first above written.

MEMBERS:

_____

Jeff Ludwyck

Sole Member

Hyperspace XR, LLC

HYPERSPACE, LLC,
a Washington Limited Liability Company

RESOLUTION

The undersigned, being the sole member of Hyperspace XR, LLC, hereby adopts the following resolutions, made the 1st day of June 2018, and memorialized herein.

It is hereby resolved Hyperspace XR, LLC shall adopt a revised operating Agreement, pursuant to revisions authored by the Company's counsel. Sole Member Jeff Ludwyck shall execute the Agreement.

It is further resolved the Company shall extend Membership to one (1) person, Duane Hadfield, pursuant to adoption of a Vesting Membership Agreement, on the following terms:

> Duane Hadfield shall be offered a two and one-half percent (2.5%) Membership Interest, taken from the Membership Interest of Jeff Ludwyck, without voting rights, to fully vest at time of grant subject to other terms as required by the Company.

The consideration for their admission shall be their promise to perform work in furtherance of Hyperspace XR, LLC.
SO RATIFIED and ADOPTED this 1st day of June 2018.

Jeff Ludwyck
Sole Member
Hyperspace XR, LLC

SEVENTH AMENDMENT TO OPERATING AGREEMENT OF HYPERSPACE XR, LLC

This Seventh Amendment to Operating Agreement is entered into on the 1st day of June 2018 by and among Jeff Ludwyck (collectively the "**Members**").

RECITALS

WHEREAS, pursuant to Operating Agreement of Hyperspace XR, LLC (the "**Company**") filed with the State of Washington on June 17, 2016, the Company was formed; and

WHEREAS, the Members entered into an Operating Agreement with regard to the Company dated July 1, 2016 (the "**Agreement**"); and

WHEREAS, capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Agreement.

NOW THEREFORE, for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

A. The Members of the Company and their respective Ownership Interests are set forth below. The Members agree to keep Schedule A of the Operating Agreement current and updated via these Amendments to the Operating Agreement in accordance with the terms of The Operating Agreement, including, but not limited to, Sections 2.2, 2.3, 2.4, 7.1, 7.2, and 10.1.

B. Schedule of Members on following page.

[Remainder of this page has been intentionally left blank. Schedule of Members and Signature page follows.]

Member	Vested Percentage Interest	Unvested Percentage Interest	Voting Rights
Jeffrey Ludwyck	88.52%	0%	Yes
Nathaniel Gardner	2.4%	2.6%	Yes
Michael Anderson	2.4%	2.6%	Yes
Marisa Erven	1.68%	1.82%	Yes
Loren Brown	0.5%	0%	No
Cierra Shawe	0.5%	0%	No
Jeff Baker	1.5%	0%	Yes
Nicholas Ulring	0%	1.0%	No
Ed Fries	0%	0.5%	No
Duane Hadfield	2.5%	0%	Yes

C. All other terms and conditions of the Agreement shall remain in full force and effect.

[Remainder of this page has been intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Seventh Amendment to the Operating Agreement as of the date first above written.

MEMBERS:

_____

Jeff Ludwyck

Sole Member

Hyperspace XR, LLC